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DIRECT DIAL NUMBER	E-MAIL ADDRESS
(212) 455-2812	RFENYES@STBLAW.COM

October 29, 2014

Re:	PRA Health Sciences, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed October 29, 2014
File No. 333-198644
CIK No. 0001613859

VIA EDGAR

John Reynolds

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C.  20549

Ladies and Gentlemen:

On behalf of PRA Health Sciences, Inc., a Delaware corporation, we hereby submit by direct electronic transmission for filing under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 3  to the above-referenced registration statement on Form S-1 (as amended, the “Registration Statement”).

The Registration Statement has been updated to reflect changes discussed with the staff of the Division of Corporate Finance of the Securities and Exchange Commission on October 9, 2014 and to reflect financial information as of and for periods ending September 30, 2014.

Please do not hesitate to contact me at (212) 455-2812 with any questions you may have regarding this filing.

Very truly yours,

/s/ Richard A. Fenyes

Richard A. Fenyes

cc:	Securities and Exchange Commission
David Link
Nasreen Mohammad
Steve Lo